SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 11-K
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☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission File Number 0-20355

Costco 401(k) Retirement Plan
(full title of plan)

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Costco Wholesale Corporation
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999 Lake Drive
Issaquah, Washington 98027
(Name of issuer and address of principal executive offices of issuer)

COSTCO 401(k) RETIREMENT PLAN

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2014 and 2013	3
Notes to Financial Statements	4
Supplemental Information
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014	14
Signature	29
Exhibit:
23(a) - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Benefits Committee
Costco 401(k) Retirement Plan:
We have audited the accompanying statements of net assets available for benefits of the Costco 401(k) Retirement Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

Seattle, Washington
June 15, 2015

COSTCO 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013
(in thousands)

	2014	2013
Assets:
Investments at fair value:
Costco Wholesale Corporation common stock	$3,481,433	$2,853,872
Registered investment company funds	2,224,625	1,997,748
Common commingled trust funds	2,234,859	1,835,867
Fully benefit-responsive contracts	1,159,534	1,113,239
Separately managed accounts	409,903	365,046
Total investments	9,510,354	8,165,772
Money market fund	1,455	1,015
Receivables:
Notes receivable from participants	419,432	390,620
Employer contributions (net of forfeitures)	261,055	243,393
Employee contributions	—	12,963
Total receivables	680,487	646,976
Total assets	10,192,296	8,813,763
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(16,166)	(16,059)
Net assets available for benefits	$10,176,130	$8,797,704

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2014 and 2013
(in thousands)

	2014	2013
Net investment income:
Net appreciation (depreciation) of investments:
Costco Wholesale Corporation common stock	$562,106	$480,533
Registered investment company funds	45,562	468,536
Common commingled trust funds	126,231	205,599
Fully benefit-responsive contracts	(101)	(86)
Separately managed accounts	20,287	86,491
Interest and other	23,035	23,652
Dividends	174,310	109,021
Total net investment income	951,430	1,373,746
Interest from notes receivable from participants	19,914	17,471
Contributions to the Plan:
Employee	404,604	365,641
Employer	312,334	291,381
Total contributions	716,938	657,022
Distributions to participants	(309,856)	(281,379)
Net increase in net assets available for benefits	1,378,426	1,766,860
Net assets available for benefits, beginning of year	8,797,704	7,030,844
Net assets available for benefits, end of year	$10,176,130	$8,797,704

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(1)	Plan Description

The following description of the Costco 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Participants in the Plan are employees of Costco Wholesale Corporation (the Company).
The Plan is a defined contribution plan for the benefit of eligible employees established by the Company under Section 401(a) of the Internal Revenue Code (IRC). It includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(a)	Employee Contributions

The Plan allows employees at least 18 years of age who have completed 90 days of service within a 12-consecutive-month period to make salary deferral contributions, commencing the first day of the month following the completion of 90 days of employment. Participants may contribute from 1% to 50% of their compensation before income taxes, subject to certain limitations set by the Internal Revenue Service (IRS). Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as rollover contributions).
All newly-eligible employees are automatically enrolled in the Plan at a contribution rate of 3% unless the employee elects otherwise. The percentage deferred into the Plan automatically increases by one percentage point on an active participant’s employment anniversary date, and each anniversary date thereafter, to a maximum deferral of 20%. Employees may choose to opt out of this automatic deferral increase.

(b)	Employer Contributions

All Company contributions are made in cash and invested in accordance with investment selections made by participants. If no selection has been made, the contribution defaults to the age-based target retirement fund. Employer contributions are allocated based on an employee’s classification as either: 1) a California Union Employee; or 2) an Other-than-California Union Employee.

(1)	California Union Employees
The Company matches 50% of each employee’s contribution up to a maximum employer matching contribution of $250 per year. Employees at least 18 years of age who have completed 12 consecutive months of service and worked at least 1,000 hours are eligible for an annual employer contribution. Plan entry dates for this purpose occur on January 1 and July 1. If the minimum hours requirement is not met in the first 12 months, hours roll forward until the requirement is fulfilled. The Company makes contributions into the accounts of all eligible plan participants employed on the last day of the plan year, based on straight-time hours worked during the plan year up to a maximum of 2,080 hours per calendar year and years of service. These contributions in 2014 and 2013 ranged from $0.05 to $0.47 per hour, totaling $4.2 million and $4.2 million, respectively.

(2)	Other-than-California Union Employees
The Company matches 50% of each employee’s contribution up to a maximum employer matching contribution of $500 per year. Employees at least 18 years of age who have completed 12 consecutive months of service and worked at least 1,000 hours, calculated every pay period, are eligible for an annual discretionary employer contribution. Plan entry dates for this purpose occur on January 1 and July 1. If the minimum hours requirement is not met in the first 12 months, hours roll forward until the requirement is fulfilled. The Company makes contributions into the accounts of all eligible plan participants employed on the last day of the plan year. Discretionary contributions ranged from 3% to 9% of each participant's compensation based on years of service, as defined by the Plan,

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2014 and 2013

totaling for the years ending December 31, 2014 and 2013 at $256.8 million and $237.9 million, respectively.

(c)	Participants’ Accounts

Each participant’s account is credited or debited with the participant’s contributions, the Company’s contributions, plan earnings and appreciation or depreciation in underlying securities. Participant accounts are also charged with an allocation of certain expenses based on the account balances. An example of an expense is the investment fee, which vary by what investment options make up the participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in their contributions, actual earnings thereon, and in other contributions as defined in the Plan document. Vesting in the employer-match and discretionary contributions, including actual earnings thereon, is based on years of service, according to the following schedule:

Years of service	Percentage vested
Under 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	100%

(e)	Forfeitures

Forfeited balances of terminated participants’ non-vested accounts may be used to reduce future employer contributions or to pay administrative expenses. During 2014 and 2013, forfeitures totaling $3.5 million and $3.2 million, respectively, were used to reduce employer contributions. There were no unallocated forfeitures as of December 31, 2014 and 2013, after application to reduce the employer discretionary contributions. Forfeitures, without the benefit of investment gains or losses, can be restored to a participant’s account if, within five years, the participant is re-hired by the Company and repays the full amount distributed upon termination.

(f)	Investment Options

Upon enrollment in the Plan, a participant may direct the account balance into any of the investment options currently available. Participants may change their investment options and transfer amounts between funds daily. T. Rowe Price (TRP) is the trustee for all investments and keeper of records of all participant accounts. Amounts may be temporarily invested in a cash account prior to investment in the Plan’s investment accounts.
The Capital Preservation Portfolio (CPP) is a fully benefit-responsive contract for the exclusive benefit of the Plan. The CPP invests in Guaranteed Investment Contracts (GICs), Synthetic Guaranteed Investment Contracts (SICs), Separate Account Contracts (SACs) and mutual funds.
All age-based target TRP Retirement Active Trust C accounts were replaced in 2014 with age-based target TRP Retirement Active Trust D accounts, both of which are common commingled trust funds.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(g)	Distributions

Upon termination of employment, total disability or death, the vested interest in a participant’s account is payable in a lump sum or for eligible employees commencing February 1, 2014, as a partial or installment distribution. Participants may apply for a distribution of all or a portion of the vested interest at any time after attaining age 59-1/2. Participants are also eligible to make hardship withdrawals from their salary deferral contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.
Dividends on the Company’s stock are reinvested in the participant’s Company stock account unless a distribution is requested by the participant in advance of the ex-dividend date. Dividends on the Company’s stock are reported on a gross basis with the dividends paid reported as “Net investment income” and the amounts distributed reported as “Distributions to participants” in the statements of changes in net assets available for benefits.

(h)	Notes Receivable from Participants

A participant may borrow up to the lesser of $50,000 or 45% of the vested account balance, calculated using the participant’s pre-tax contribution, rollover, Company matching and Company discretionary contribution amounts. Only the participant’s pre-tax contribution, rollover, and Company matching amounts may be borrowed against, with a minimum note of $1,000. Notes are payable through payroll deductions over a period ranging up to 180 months. The interest rate is determined by the Plan Administrator based on the Bank of America prime rate on the last day of the calendar year prior to when the note was made, plus 1% for a primary residence loan and 2% for a standard loan. The rates at December 31, 2014 and 2013 ranged from 4.25% to 11.50%, respectively. The notes have various maturity dates through December 2029.
Starting January 1, 2015, participant loans requested and issued cannot borrow against Company matching contributions. Loans may also have an annual maintenance fee charge. This amendment was approved in December 2014.

(i)	Plan Administrator

The Plan is administered by the Benefits Committee of the Company.

(j)	Administrative and Investment Expenses

All investment management and transaction fees are netted against the appreciation and depreciation of invested assets into “Net investment income.” Certain administrative expenses of maintaining the Plan are paid by the Company, except for loan origination fees (paid by the participant requesting the loan) associated with notes receivable from participants.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Investments are reported at fair value (see Note 3). Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required under U.S. generally accepted accounting principles (U.S. GAAP), the accompanying statements of net assets available for benefits present the fair value of the fully benefit-responsive investment contracts with a corresponding adjustment to reflect these investments at contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan invests in the Company’s common stock and other exchange-traded equity securities, as well as various registered investment companies and certain benefit-responsive investment contracts that, in turn, invest in a combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur and that those changes could materially affect the amounts reported in the statements of net assets available for benefits.
Registered investment company funds, Company common stock, and other equity securities (held in the separately managed accounts) are stated at fair value based upon quoted market prices.
The CPP is invested in GICs, SICs, and SACs, which are fully benefit-responsive and recorded at contract value. A benefit-responsive investment contract is a contract with a financial institution or an insurance company that provides for a stated return on principal invested over a specified period and that permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan. Participant withdrawals are required to be at contract value. The CPP average effective yield and crediting rate was 2.29% and 2.65%, respectively, for the year ended December 31, 2014, and 3.13% and 3.5%, respectively, for the year ended December 31, 2013.
GICs are a form of traditional investment contract and provide for a fixed return on principal invested for a specified period of time. GICs do not permit an insurance company to terminate an agreement prior to the scheduled maturity date.
SICs consist of a portfolio of underlying assets owned by the Plan and wrap contracts issued by an insurance company and a financial institution. The issuers of the wrap contracts provide for unscheduled withdrawals from the contracts at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals.
SAC and wrap contracts are with an insurance company. The issuer legally owns the assets and is required to segregate them into a separate account, which is designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Events may include, but are not limited to, Plan termination, bankruptcy of the Company, or defunction of the trustee (TRP). A possible consequence of such events may have the benefit-responsive contracts to be terminated and settled at a valued amount different from the contract value. The Plan Administrator believes any events that would limit the Plan’s ability to transact at contract value with participants are not probable.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation of investments includes the change in the fair value or contract value of assets from one period to the next, plus realized gains and losses.

(d)	Notes Receivable from Participants

Participant loans are classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

(e)	Distribution of Benefits

Distributions of benefits are recorded when paid.

(3)	Fair Value Measurement

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying a fair value hierarchy, which requires maximizing the use of observable inputs. The three levels of inputs are:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Significant unobservable inputs that are not corroborated by market data.
The following valuation techniques are used to measure fair value:
Level 1 primarily consists of financial instruments, such as investments in registered investment company funds and Costco Common Stock, whose value is based on quoted market prices, such as quoted net asset values published by the fund as supported in an active market, exchange-traded instruments and listed equities.
Level 2 includes assets and liabilities where quoted market prices are unobservable but observable inputs other than Level 1 prices, such as quoted prices for similar assets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Valuation methodologies are based on “consensus pricing,” using market prices from a variety of industry-standard data providers or pricing that considers various assumptions, including time value, yield curve, volatility factors, credit spreads, default rates, loss severity, current market and contractual prices for the underlying instruments or debt, broker and dealer quotes, as well as other relevant economic measures. All are observable in the market or can be derived principally from or corroborated by observable market data, for which the Plan typically receives independent external valuation information.
Level 3 assets include significant unobservable inputs reflecting our own assumptions consistent with reasonably available assumptions made by other market participants. The Plan uses the income approach for certain investments, which involves determining fair values from discounted cash flow methodologies, or replacement cost for Level 3 assets.
Valuation techniques utilized during the reporting period in the fair value measurement of Level 1, Level 2, and Level 3 assets and liabilities presented on the Plan’s statements of net assets available for benefits were not changed from previous practice. The Company reports transfers in and out of Levels 1, 2, and 3, as applicable, using the fair value of the individual securities or funds as of the beginning of the reporting period in which the transfer(s) occurred.
The carrying value of the Plan’s other financial instruments, such as the money market fund and notes receivable, approximate fair value due to their short-term nature or fixed rates relative to prevailing market rates.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following is a description of the valuation methodologies used for assets measured at fair value.
Common stock, Registered investment company funds, and Separately managed accounts: Valued at the closing price reported in the active market in which the individual securities are traded.
Common commingled trust: Valued at the net asset value (NAV) of shares held by the Plan at year end. Plan participant transactions of investment or withdrawals may occur on a daily basis in these trusts. There are no unfunded commitments at December 31, 2014 or 2013.
GIC: Valued by discounting the related cash flows based on current yields of similar investments with comparable durations considering the credit worthiness of the issuer. As of December 31, 2014, the one remaining GIC had a discount interest rate of 0.66% and maturity date in December 2015. As of December 31, 2013, the GICs' discount interest rate ranged from 0.54% to 0.80% with maturities ranging from April 2014 to December 2015.
SIC: Valued at fair value of the underlying assets which include money market funds, mutual and trust funds, U.S. government related securities, corporate bonds and mortgage-backed securities. Money market funds are valued at the closing price reported in the active market in which the individual investments are traded. Fixed income and government related securities are valued using quotes from independent pricing vendors based on recent trading activity and other relevant market information, including market interest rate curves, referenced credit spreads and estimated prepayment and credit default rates where applicable.
SIC wrapper: Valued at rebid or replacement cost based upon fluctuations in the fair value of underlying fixed income securities. As of December 31, 2014, the discount rates used to calculate the SIC wrappers’ fair value ranged from 1.26% to 1.77%. As of December 31, 2013, the discount rates ranged from 1.02% to 1.61%.
SAC: Valued at fair value of the underlying assets legally owned by the contract issuer.
SAC wrapper: Valued at rebid or replacement cost based upon fluctuation in the fair value of the underlying fixed securities. As of December 31, 2014, the discount rate used to calculate the remaining SAC wrapper’s fair value was 1.76%. As of December 31, 2013, the wrappers' discount rate used was 1.64%.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2014 and 2013

The tables below present information about the Plan’s financial assets that are measured at fair value on a recurring basis as of December 31, 2014, and 2013, and indicate the level within the fair value hierarchy of the valuation techniques utilized to determine such fair value.

	Investments at fair value (in thousands)
	Level 1	Level 2	Level 3	Total
December 31, 2014:
Costco Wholesale Corporation common stock	$3,481,433	$—	$—	$3,481,433

Registered investment company funds:
Equity funds	1,675,962	—	—	1,675,962
Fixed income securities	361,423	—	—	361,423
International funds	187,240	—	—	187,240
Total registered investment company funds	2,224,625	—	—	2,224,625

Common commingled trust funds	—	2,234,859	—	2,234,859

Fully benefit-responsive contracts:
GIC	—	—	6,925	6,925
SIC:
Mutual and trust funds	87,886	670,466	—	758,352
Government related	—	101,542	—	101,542
Fixed income securities	—	77,165	—	77,165
SAC	—	215,145	—	215,145
SIC & SAC contract wrapper	—	—	405	405
Total fully benefit-responsive contracts	87,886	1,064,318	7,330	1,159,534
Separately managed accounts:
International equity portfolio	123,085	—	—	123,085
Large cap growth portfolio	286,818	—	—	286,818
Total separately managed accounts	409,903	—	—	409,903
Money market fund	1,455	—	—	1,455

Total investments, including money market fund	$6,205,302	$3,299,177	$7,330	$9,511,809

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2014 and 2013

	Investments at fair value (in thousands)
	Level 1	Level 2	Level 3	Total
December 31, 2013:
Costco Wholesale Corporation common stock	$2,853,872	$—	$—	$2,853,872

Registered investment company funds:
Equity funds	1,465,119	—	—	1,465,119
Fixed income securities	338,260	—	—	338,260
International funds	175,521	—	—	175,521
Balanced funds	18,848	—	—	18,848
Total registered investment company funds	1,997,748	—	—	1,997,748

Common commingled trust fund	—	1,835,867	—	1,835,867

Fully benefit-responsive contracts:
GIC	—	—	65,063	65,063
SIC:
Mutual and trust funds	95,627	553,317	—	648,944
Government related	—	99,861	—	99,861
Fixed income securities	—	75,536	—	75,536
SAC	—	223,444	—	223,444
SIC & SAC contract wrapper	—	—	391	391
Total fully benefit-responsive contracts	95,627	952,158	65,454	1,113,239
Separately managed accounts:
International equity portfolio	123,460	—	—	123,460
Large cap growth portfolio	241,586	—	—	241,586
Total separately managed accounts	365,046	—	—	365,046
Money market fund	1,015	—	—	1,015

Total investments, including money market fund	$5,313,308	$2,788,025	$65,454	$8,166,787

The table below provides a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2014 (in thousands).

Balance, beginning of year	$65,454
Purchases, issuances, and other	177
Unrealized gain relating to instruments still held at the reporting date	389
Sales and maturities	(58,690)
Balance, end of year	$7,330

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(4)	Investments
Investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2014 and 2013 are separately identified (in thousands):

Description of Investment	2014	2013
Costco Wholesale Corporation common stock	$3,481,433	$2,853,872
T. Rowe Price Institutional Mid-Cap Equity Growth Fund	811,241	706,644

(5)	Form 5500 Reconciliation
The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2014 and 2013 to the Plan’s Form 5500 (in thousands):

	2014	2013
Net assets available for benefits per the financial statements	$10,176,130	$8,797,704
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	16,166	16,059
Net assets available for benefits per the Form 5500	$10,192,296	$8,813,763
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements at December 31, 2014 and 2013 to the Plan’s Form 5500 (in thousands):

	2014	2013
Net increase in net assets available for benefits per the financial statements	$1,378,426	$1,766,860
Net change from contract value to fair value for fully benefit- responsive contracts	107	(30,203)
Net increase in net assets available for benefits per the Form 5500	$1,378,533	$1,736,657

(6)	Plan Termination

Although it has no present intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA and the requirements of the collective bargaining agreement with the International Brotherhood of Teamsters in California. In the event of plan termination, participants will become 100% vested in their accounts.

(7)	Tax Status

In a determination letter dated September 23, 2013, the Internal Revenue Service (IRS) informed the Company that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the last determination letter, the Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(8)	Party-in-Interest and Related Party Transactions

Certain Plan investments are shares of registered investment companies, benefit-responsive investment contracts, and common commingled trust funds managed by T. Rowe Price. T. Rowe Price is also the trustee and record keeper as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in the Company’s common stock. Therefore, these transactions also qualify as party-in-interest transactions.

(9)	Subsequent Events

On January 29, 2015, the Company declared a special cash dividend on Costco common stock of $5 per share, which was paid on February 27, 2015. Of the $145.4 million special dividend paid to Plan participants, approximately $91.7 million was immediately distributed to the participants and the remaining $53.7 million was reinvested into the participants’ accounts.
The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through June 15, 2015, the day the financial statements were available to be issued.

Schedule I
COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014
(In thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Registered investment company and common commingled trust funds:
American Funds	New Perspective Fund R5	$187,240
Davis Funds	New York Venture Fund Class Y	206,858
* T. Rowe Price	Institutional Mid-Cap Equity Growth Fund	811,241
* T. Rowe Price	Small-Cap Stock Fund	329,864
* T. Rowe Price	Spectrum Income Fund	331,603
* T. Rowe Price	Retirement Balanced Active Trust D	20,449
* T. Rowe Price	TRP Ret 2005 Active Trust D	11,738
* T. Rowe Price	TRP Ret 2010 Active Trust D	33,882
* T. Rowe Price	TRP Ret 2015 Active Trust D	102,205
* T. Rowe Price	TRP Ret 2020 Active Trust D	228,320
* T. Rowe Price	TRP Ret 2025 Active Trust D	277,262
* T. Rowe Price	TRP Ret 2030 Active Trust D	298,009
* T. Rowe Price	TRP Ret 2035 Active Trust D	248,916
* T. Rowe Price	TRP Ret 2040 Active Trust D	341,513
* T. Rowe Price	TRP Ret 2045 Active Trust D	371,650
* T. Rowe Price	TRP Ret 2050 Active Trust D	159,618
* T. Rowe Price	TRP Ret 2055 Active Trust D	141,297
Vanguard	Total Bond Market Index Fund Institutional	29,820
Vanguard	Institutional Index, Plus	327,999

Separately managed accounts
International Equity Portfolio:
Federated Gov Obli Fund	Money Market Security	3,297
Aac Technologies H-Unspon	Common Stock	745
Abb Ltd Adr	Common Stock	1,447
Aflac Inc	Common Stock	3,050
Adecco Sa-Reg-Unspon Adr	Common Stock	1,784
Air Liquide Adr	Common Stock	1,501
Allianz Se Adr	Common Stock	2,024
Axa - Spons Adr	Common Stock	2,212
Basf Se - Spon Adr	Common Stock	2,072
BNP Paribas - Adr	Common Stock	1,553
Bancolombia Sa - Spons Adr	Common Stock	2,109
Barclays Plc-Spons Adr	Common Stock	1,686
Bayer Ag	Common Stock	1,283
Bhp Billiton Ltd Adr	Common Stock	1,444
Csl Ltd-Unspon Adr	Common Stock	1,824
Canadian Natural Res	Common Stock	1,870
Carrefour SA-SP Adr	Common Stock	1,850
Coca Cola He-Ads	Common Stock	644
Compass Group Plc Adr	Common Stock	1,609
Continental AG-Spons Adr	Common Stock	1,868
Dassault Systems Sa-Adr	Common Stock	610
Diageo Plc Spons Adr	Common Stock	1,591

Schedule I
COSTCO 401(k) RETIREMENT PLAN (Continued)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Enbridge Inc	Common Stock	1,004
Essilor Intl - Adr	Common Stock	1,667
Fanuc Corp-Unsp Adr	Common Stock	1,207
Fuji Heavy Indus-Unspons	Common Stock	2,357
Gemalto Nv-Sponsored Adr	Common Stock	1,164
Givaudan-Unspon Adr	Common Stock	1,166
Hsbc Holdings Plc	Common Stock	1,658
Henkel Kgaa-Spons Adr Pfd	Common Stock	1,346
Honda Motor Co Ltd-Sp Adr	Common Stock	1,551
Imperial Oil Ltd	Common Stock	2,036
Inditex-Unspon Adr	Common Stock	1,533
Indivior Plc-Spon	Common Stock	65
Jgc Corp-Unsponsored Adr	Common Stock	1,393
Komatsu Ltd	Common Stock	1,524
Kubota Corp - Spons Adr	Common Stock	1,703
L'Oreal- Unsponsored Adr	Common Stock	1,146
Lvmh Moet Hennessy - Adr	Common Stock	1,354
Magna Inter Class A Adr	Common Stock	2,677
Merck Kgaa - Unspon Adr	Common Stock	1,392
Mettler-Toledo Intl	Common Stock	2,319
Mtn Group Ltd-Spons Adr	Common Stock	1,947
Muenchener Rueck-Unspon A	Common Stock	2,605
Nestle Sa-Spons Adr	Common Stock	1,254
Nitto Denko Corp	Common Stock	1,376
Novartis Ag Adr	Common Stock	1,354
Novo-Nordisk A/S-Sp Adr	Common Stock	1,308
Philip Morris Intl.	Common Stock	1,759
Prudential PLC	Common Stock	2,204
Reckitt Benckiser-Spon Ad	Common Stock	2,383
Roche Hldgs Ltd - Adr	Common Stock	1,937
Royal Dutch Shell Plc Adr	Common Stock	1,662
Ryanair Hlds Plccadr	Common Stock	1,580
SKF AB	Common Stock	691
Sabmiller Plc Adr	Common Stock	1,316
Sandvik Ab	Common Stock	1,404
Sap Ab-Sponsored Adr	Common Stock	1,635
Siemens Ag	Common Stock	1,953
Singapore Telecommunicat	Common Stock	1,641
Smith & Nephew Plc	Common Stock	1,324
Svenska Cellulosa Ab	Common Stock	1,431
Syngenta Ag - Adr	Common Stock	1,690
Taiwan Semiconductor Adr	Common Stock	2,139
Technip Sa Adr	Common Stock	1,240
Tokyo Electron Ltd-Unsp A	Common Stock	976
Turkiye Garanti Bankasi	Common Stock	2,222
United Overseas Bank Adr	Common Stock	1,860

Schedule I
COSTCO 401(k) RETIREMENT PLAN (Continued)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Volkswagen Ag-Spons Adr P	Common Stock	1,901
Wal-Mart De Mexico Sa De	Common Stock	1,754
Woodside Petroleum Sp Adr	Common Stock	2,485
WPP Plc-sponsored Adr	Common Stock	1,996
Credicorp LTD	Common Stock	2,356
NXP Semiconductors Nv	Common Stock	1,367

Large Cap Growth Portfolio:
Alexion Pharmaceuticals	Common Stock	8,187
Alibaba Group Holdings -Sp	Common Stock	8,546
Amazon.com Inc	Common Stock	10,841
ARM Holdings PLC-Spons Ad	Common Stock	7,852
Baidu Ince - Spon Adr	Common Stock	10,173
Biogen Idec, Inc	Common Stock	10,480
Bristol-Myers Squibb Co	Common Stock	9,590
Cabot Oil & Gas	Common Stock	10,616
Celgene Corp	Common Stock	11,264
Cognizant Tech Solutions	Common Stock	8,858
Fmc Technologies Inc	Common Stock	6,033
Facebook Inc-A	Common Stock	9,470
Fastenal Company	Common Stock	9,668
Illumia Inc	Common Stock	12,334
LinkedIn Corp- A	Common Stock	12,310
Mercadolibre Inc	Common Stock	7,849
Monsanto Company	Common Stock	8,703
Nike Inc -CL B	Common Stock	8,464
Pharmacyclics Inc	Common Stock	10,735
Precision Castparts Corp	Common Stock	6,662
Priceline.Com Inc	Common Stock	13,642
Salesforce Com Inc	Common Stock	9,828
Splunk Inc	Common Stock	8,627
Tesla Motors Inc	Common Stock	6,628
Tractor Supply Company	Common Stock	8,757
Twitter Inc	Common Stock	9,486
Vertex Pharmaceuticals In	Common Stock	11,637
Visa Inc - Class A Shares	Common Stock	12,129
VMware Inc - Class A	Common Stock	8,034
Michael Kors Hlds Ltd	Common Stock	8,567
Dreyfus Treasury & Agency	Money Market	848
Fully benefit-responsive contracts
Capital Preservation Portfolio:
T Rowe Price Reserve Inv Fund	Mutual and Trust Fund	87,886
T Rowe Price Short Term Common
Bank of Tokyo-Mitsubishi UFJ Trust	Mutual and Trust Fund	25,936
Prudential Building Block Trust	Mutual and Trust Fund	52,210
State Street Building Block Trust	Mutual and Trust Fund	37,550

Schedule I
COSTCO 401(k) RETIREMENT PLAN (Continued)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Pacific Life Building Block Trust	Mutual and Trust Fund	37,529
T Rowe Price Short-Int Term Common
Transamerica Building Block Trust	Mutual and Trust Fund	137,530
T Rowe Price Int Term Common
Bank of Tokyo-Mitsubishi UFJ Trust	Mutual and Trust Fund	52,428
Prudential Building Block Trust	Mutual and Trust Fund	65,730
State Street Building Block Trust	Mutual and Trust Fund	73,757
Pacific Life Building Block Trust	Mutual and Trust Fund	75,839
T Rowe Price Managed Bond
Bank of Tokyo-Mitsubishi UFJ Trust	Mutual and Trust Fund	8,916
Prudential Building Block Trust	Mutual and Trust Fund	11,264
State Street Building Block Trust	Mutual and Trust Fund	41,198
Pacific Life Building Block Trust	Mutual and Trust Fund	50,579
New York Life 2.60%	Guaranteed Investment Contract	6,925
Metropolitan Life	Separate Account Contracts	215,145
Royal Bank of Canada:
Collective US Govt Stif 5 Bps	Fixed Income	558
Abbey Natl Treasury Serv	Fixed Income	772
American Express Co	Fixed Income	633
Anz National (Intl) Ltd 144A	Fixed Income	461
Aust & NZ Banking Grp Ny	Fixed Income	323
Bank Of America Na	Fixed Income	792
Bank Of New York Mellon	Fixed Income	373
Banque Fed Cred Mutuel 144A	Fixed Income	701
Bb&T Corporation	Fixed Income	474
BK Tokyo-Mitsubishi Ufj 144A	Fixed Income	858
BNP Paribas	Fixed Income	818
Canadian Imperial Bank	Fixed Income	693
Capital One Financial Co	Fixed Income	66
Capital One Financial Co	Fixed Income	702
Citigroup Inc	Fixed Income	717
Commonwealth Bank Aust	Fixed Income	1,087
Credit Suisse New York	Fixed Income	618
Dnb Bank Asa 144A	Fixed Income	799
Fifth Third Bancorp	Fixed Income	318
Goldman Sachs Group Inc	Fixed Income	826
Goldman Sachs Group Inc	Fixed Income	123
HSBC Bank Plc 144A	Fixed Income	227
HSBC USA Inc	Fixed Income	500
JPMorgan Chase	Fixed Income	429
JPMorgan Chase & Co	Fixed Income	152
JPMorgan Chase & Co	Fixed Income	570
Key Bank NA	Fixed Income	16
Keycorp	Fixed Income	372
Macquarie Bank Ltd 144A	Fixed Income	761
Manuf & Traders Trust Co	Fixed Income	795

Schedule I
COSTCO 401(k) RETIREMENT PLAN (Continued)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Mizuho Bank Ltd 144A	Fixed Income	667
Morgan Stanley	Fixed Income	139
Morgan Stanley	Fixed Income	132
Morgan Stanley	Fixed Income	152
Morgan Stanley	Fixed Income	572
Morgan Stanley	Fixed Income	86
National Bank Of Canada	Fixed Income	870
Nordea Bank Ab 144A	Fixed Income	220
Nordea Bank Ab 144A	Fixed Income	849
PNC Funding Corp	Fixed Income	93
Royal Bank Of Canada	Fixed Income	186
Royal Bank Of Canada	Fixed Income	547
State Street Corp	Fixed Income	586
Suntrust Banks Inc	Fixed Income	668
Svenska Handelsbanken Ab	Fixed Income	701
Swedbank Ab 144A	Fixed Income	863
Toronto-Dominion Bank	Fixed Income	322
Toronto-Dominion Bank	Fixed Income	461
US Bancorp	Fixed Income	254
US Bancorp	Fixed Income	248
US Bancorp	Fixed Income	129
Wells Fargo & Company	Fixed Income	88
Wells Fargo & Company	Fixed Income	559
Westpac Banking Corp	Fixed Income	869
BHP Billiton Fin USA Ltd	Fixed Income	298
Dow Chemical Co	Fixed Income	123
Dow Chemical Co	Fixed Income	504
Eastman Chemical Co	Fixed Income	627
Goldcorp Inc	Fixed Income	574
Rio Tinto Fin USA Plc	Fixed Income	652
Sherwin-Williams Co	Fixed Income	625
Vale Overseas	Fixed Income	104
Vale Overseas Limited	Fixed Income	114
Franklin Resources Inc	Fixed Income	620
Caterpillar Financial Se	Fixed Income	134
Caterpillar Financial Se	Fixed Income	325
Caterpillar Fin Serv	Fixed Income	123
Caterpillar Fin Serv Crp	Fixed Income	164
Danaher Corp	Fixed Income	104
Eaton Corp	Fixed Income	699
Emerson Electric Co	Fixed Income	97
Emerson Electric Co	Fixed Income	52
John Deere Capital Corp	Fixed Income	231
John Deere Capital Corp	Fixed Income	597
At&T Inc	Fixed Income	123
British Telecom Plc	Fixed Income	679

Schedule I
COSTCO 401(k) RETIREMENT PLAN (Continued)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Cc Holdings Gs V LLC/Cro	Fixed Income	379
Crown Castle Towers LLC 144A	Fixed Income	234
DirecTV Hldg/Fin Inc	Fixed Income	11
DirecTV Holdings/Fing	Fixed Income	211
DirecTV Holdings/Fing	Fixed Income	50
GTP Acquisition Partners 144A	Fixed Income	143
NBCUniversal Enterprise 144A	Fixed Income	738
Omnicom Group Inc	Fixed Income	263
SBA Tower Trust 144A	Fixed Income	420
SBA Tower Trust 144A	Fixed Income	227
Thomson Reuters Corp	Fixed Income	214
Thomson Reuters Corp	Fixed Income	180
Verizon Communications	Fixed Income	904
Walt Disney Company	Fixed Income	198
American Honda Finance 144A	Fixed Income	1,003
Autozone Inc	Fixed Income	225
CVS Caremark Corp	Fixed Income	272
Daimler Finance Na LLC 144A	Fixed Income	833
Ford Motor Credit Co LLC	Fixed Income	200
Ford Motor Credit Co LLC	Fixed Income	141
Harley Davidson Finl Ser 144A	Fixed Income	61
Harley Davidson Finl Serv 144A	Fixed Income	293
Hyundai Capital America 144A	Fixed Income	122
Nissan Motor Acceptance 144A	Fixed Income	86
Paccar Financial Corp	Fixed Income	309
Paccar Financial Corp	Fixed Income	250
Toyota Motor Credit Corp	Fixed Income	297
Toyota Motor Credit Corp	Fixed Income	366
Toyota Motor Credit Corp	Fixed Income	30
Volkswagen Intl Fin Nv 144A	Fixed Income	327
Volkswagen Intl Fin Nv 144A	Fixed Income	272
Walgreens Boots Alliance	Fixed Income	136
Wal-Mart Stores	Fixed Income	232
Wesfarmers Ltd 144A	Fixed Income	273
Abbvie Inc	Fixed Income	693
Altria Group Inc	Fixed Income	46
Altria Group Inc	Fixed Income	116
Anheuser-Busch Inbev Wor	Fixed Income	105
Baxter International Inc	Fixed Income	393
Bayer US Finance LLC 144A	Fixed Income	425
Catholic Health Initiati	Fixed Income	11
Celgene Corp	Fixed Income	132
Coca Cola Co	Fixed Income	145
Coca-Cola Co	Fixed Income	91
Express Scripts Holding	Fixed Income	316
Express Scripts Inc	Fixed Income	340

Schedule I
COSTCO 401(k) RETIREMENT PLAN (Continued)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
General Mills Inc	Fixed Income	20
Gilead Sciences Inc	Fixed Income	223
Glaxosmithkline Capital	Fixed Income	186
Heineken Nv 144A	Fixed Income	50
Hershey Co	Fixed Income	157
Kraft Foods Group Inc	Fixed Income	136
Kroger Co	Fixed Income	184
Kroger Co/The	Fixed Income	111
McKesson Corp	Fixed Income	516
McKesson Corp	Fixed Income	50
McKesson Corp	Fixed Income	89
Medtronic Inc 144A	Fixed Income	120
Sanofi	Fixed Income	511
Stryker Corp	Fixed Income	163
Thermo Fisher Scientific	Fixed Income	286
Thermo Fisher Scientific	Fixed Income	315
Whirlpool Corp	Fixed Income	86
Whirlpool Corp	Fixed Income	145
Wrigley Wm Jr Co 144A	Fixed Income	743
Commonwealth Edison	Fixed Income	20
Dominion Resources Inc	Fixed Income	30
Dominion Resources Inc	Fixed Income	143
Dominion Resources Inc	Fixed Income	500
Duke Energy Carolinas	Fixed Income	182
Duke Energy Corp	Fixed Income	191
Georgia Power Company	Fixed Income	30
Kentucky Utilities	Fixed Income	25
LG&E & Ku Energy LLC	Fixed Income	91
Midamerican Energy Hldgs	Fixed Income	874
Nevada Power Co	Fixed Income	104
Nevada Power Co	Fixed Income	36
Nextera Energy Capital	Fixed Income	64
Pacificorp	Fixed Income	155
Peco Energy Co	Fixed Income	89
PPL WEM Holdings PLC 144A	Fixed Income	30
Pseg Power LLC	Fixed Income	495
Southern Co	Fixed Income	409
Teco Finance Inc	Fixed Income	188
Wisc Elec Power	Fixed Income	647
Xcel Energy Inc	Fixed Income	475
BG Energy Capital Plc 144A	Fixed Income	127
BG Energy Capital Plc 144A	Fixed Income	547
Canadian Natl Resources	Fixed Income	71
Canadian Natl Resources	Fixed Income	207
Chevron Corp	Fixed Income	211
ConocoPhillips Company	Fixed Income	711

Schedule I
COSTCO 401(k) RETIREMENT PLAN (Continued)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
DCP Midstream Operating	Fixed Income	50
Diamond Offshore Drill	Fixed Income	95
Diamond Offshore Drill	Fixed Income	93
Enbridge Energy Partners	Fixed Income	45
Enbridge Inc	Fixed Income	286
Ensco PLC	Fixed Income	279
Ensco PLC	Fixed Income	179
Enterprise Products Oper	Fixed Income	75
EOG Resources Inc	Fixed Income	79
EOG Resources Inc	Fixed Income	136
EOG Resources Inc	Fixed Income	186
Florida Gas Transmission 144A	Fixed Income	191
Magellan Midstream Partn	Fixed Income	38
Magellan Midstream Partners	Fixed Income	36
Marathon Oil Corp	Fixed Income	209
Murphy Oil Corp	Fixed Income	677
Nisource Finance Corp	Fixed Income	179
ONEOK Partners LP	Fixed Income	93
ONEOK Partners LP	Fixed Income	600
Phillips 66	Fixed Income	120
Schlumberger Sa 144A	Fixed Income	180
Shell Intl Fin	Fixed Income	556
Total Capital Intl Sa	Fixed Income	55
Total Capital Intl Sa	Fixed Income	39
Total Capital Intl Sa	Fixed Income	375
Trans-Canada Pipelines	Fixed Income	136
Trans-Canada Pipelines	Fixed Income	561
Williams Partners LP	Fixed Income	152
Williams Partners LP	Fixed Income	93
Williams Partners LP	Fixed Income	102
Gatx Corp	Fixed Income	141
Gatx Corp	Fixed Income	89
Gatx Corp	Fixed Income	25
Gatx Corp	Fixed Income	154
General Elec Cap Corp	Fixed Income	97
General Elec Cap Corp	Fixed Income	136
General Elec Cap Corp	Fixed Income	191
General Elec Cap Corp	Fixed Income	136
General Elec Cap Corp	Fixed Income	1,278
Princeton University	Fixed Income	91
Ace Ina Holdings	Fixed Income	70
Ace Ina Holdings	Fixed Income	173
Aetna Inc	Fixed Income	708
Met Life Glob Funding I 144A	Fixed Income	567
Pricoa Global Funding 144A	Fixed Income	400
Principal Financial Grou	Fixed Income	14

Schedule I
COSTCO 401(k) RETIREMENT PLAN (Continued)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Principal Lfe Glb Fnd Ii 144A	Fixed Income	327
Reinsurance Grp Of Amer	Fixed Income	143
Travelers Cos Inc	Fixed Income	52
UnitedHealth Group Inc	Fixed Income	113
UnitedHealth Group Inc	Fixed Income	595
UnitedHealth Group Inc	Fixed Income	25
Unum Group	Fixed Income	34
Unumprovident Finance Co 144A	Fixed Income	91
Wellpoint Inc	Fixed Income	549
AGL Capital Corp	Fixed Income	102
Atmos Energy Corp	Fixed Income	32
Sempra Energy	Fixed Income	350
Avalonbay Communities	Fixed Income	150
Boston Properties LP	Fixed Income	122
Camden Property Trust	Fixed Income	136
ERP Operating LP	Fixed Income	98
Kilroy Realty LP	Fixed Income	147
Simon Property Group LP	Fixed Income	170
Simon Property Group LP	Fixed Income	313
Ventas Realty LP/Cap Crp	Fixed Income	413
Ventas Realty LP/Cap Crp	Fixed Income	318
WEA Finance LLC/Westfiel 144A	Fixed Income	525
Amphenol Corp	Fixed Income	130
Apple Inc	Fixed Income	985
Fiserv Inc	Fixed Income	298
Fiserv Inc	Fixed Income	77
Google Inc	Fixed Income	148
IBM Corp	Fixed Income	979
Microsoft Corp	Fixed Income	182
Oracle Corp	Fixed Income	799
BNSF Railway Co 2007-1 P	Fixed Income	16
Burlington North Santa Fe	Fixed Income	27
Continental Airlines Inc	Fixed Income	63
Contl Airlines 2012-1	Fixed Income	114
Delta Air Lines	Fixed Income	48
Delta Air Lines 2011-1	Fixed Income	11
ERAC USA Finance Company 144A	Fixed Income	198
ERAC USA Finance Company 144A	Fixed Income	30
ERAC USA Finance LLC 144A	Fixed Income	20
United Parcel Service	Fixed Income	250
KFW	Government Related	375
British Columbia	Government Related	522
Hydro Quebec	Government Related	336
Manitoba	Government Related	695
Manitoba (Province Of)	Government Related	138
Ontario	Government Related	223

Schedule I
COSTCO 401(k) RETIREMENT PLAN (Continued)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Ontario	Government Related	182
Quebec Province	Government Related	372
Fannie Mae	Government Related	250
Fannie Mae	Government Related	1,029
Fannie Mae	Government Related	293
Fannie Mae	Government Related	731
Fannie Mae	Government Related	338
Fannie Mae	Government Related	2,654
FNMA	Government Related	683
Freddie Mac	Government Related	475
Freddie Mac	Government Related	974
Freddie Mac	Government Related	2,186
Canada	Government Related	136
Asian Development Bank	Government Related	93
Asian Development Bank	Government Related	227
Intl Finance Corp	Government Related	93
CNH 2011-B A4	Government Related	540
CNH 2012-A A3	Government Related	82
CNH 2012-A A4	Government Related	191
CNH 2012-C A3	Government Related	32
CNH 2013-A A4	Government Related	80
CNH 2013-B A4	Government Related	486
CNH 2014-A A3	Government Related	184
CNH 2014-C A4	Government Related	332
GEDFT 2013-1 A	Government Related	225
GEDFT 2014-2 A	Government Related	361
GEEMT 2013-1 A3	Government Related	166
GEET 2014-1 A3	Government Related	95
JDOT 2012-A A4	Government Related	145
JDOT 2013-A A3	Government Related	320
JDOT 2013-B A4	Government Related	876
JDOT 2014-A A3	Government Related	470
MMAF 2009-AA A4 144A	Government Related	64
FHMS 5502 A2	Government Related	277
FHLMC 15YR GOLD	Government Related	16
FHLMC 15YR GOLD	Government Related	32
FHLMC 15YR GOLD	Government Related	34
FHLMC 15YR GOLD	Government Related	14
FHLMC GOLD	Government Related	34
FHLMC GOLD	Government Related	163
FHLMC GOLD	Government Related	82
FHLMC GOLD	Government Related	38
FHLMC GOLD	Government Related	36
FNMA 15YR	Government Related	38
FNMA 15YR	Government Related	75
FNMA 15YR	Government Related	39

Schedule I
COSTCO 401(k) RETIREMENT PLAN (Continued)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
FNMA 15YR	Government Related	23
FNMA 15YR	Government Related	25
FNMA 15YR	Government Related	39
FNMA 15YR	Government Related	20
FNMA 15YR	Government Related	123
FNMA 15YR	Government Related	25
FNMA 15YR	Government Related	148
FNMA 15YR	Government Related	102
FNMA 15YR	Government Related	95
FNMA 15YR	Government Related	45
FNMA 15YR	Government Related	29
FNMA 15YR	Government Related	14
FNMA 15YR	Government Related	86
FNMA 15YR	Government Related	23
FNMA 15YR	Government Related	46
FNMA 15YR	Government Related	204
FNMA 15YR	Government Related	29
FNMA 15YR	Government Related	111
FNMA 15YR	Government Related	25
FNMA 15YR	Government Related	55
FNMA 15YR	Government Related	57
FNMA 15YR	Government Related	118
FNMA 30 YR	Government Related	27
FNMA 30 YR	Government Related	52
FNMA 30 YR	Government Related	295
FNMA 30 YR	Government Related	120
FNMA 30 YR	Government Related	21
FNMA 30 YR	Government Related	16
FNMA 30 YR	Government Related	125
FNMA 30 YR	Government Related	105
FNMA 30 YR	Government Related	38
FNMA 30 YR	Government Related	18
FNMA 30 YR	Government Related	25
FNMA 30 YR	Government Related	18
FNMA 30 YR	Government Related	166
FNMA 30 YR	Government Related	21
FNMA 30 YR	Government Related	29
FNMA 30 YR	Government Related	73
FNMA MEGA	Government Related	36
FHLMC ARM	Government Related	82
FHLMC ARM	Government Related	45
FHLMC ARM	Government Related	34
FHLMC ARM	Government Related	23
FHLMC ARM	Government Related	29
FNMA ARM	Government Related	25
FNMA ARM	Government Related	45

Schedule I
COSTCO 401(k) RETIREMENT PLAN (Continued)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
FNMA ARM	Government Related	18
FNMA ARM	Government Related	9
AFIN 2013-1 A3	Government Related	75
AFIN 2013-1 A4	Government Related	740
AFIN 2013-2 A3	Government Related	366
AFIN 2014-3 A3	Government Related	250
ALLYA 2012-1 A4	Government Related	70
ALLYL 2013-SN1 A4	Government Related	345
ALLYL 2014-SN1 A3	Government Related	145
AMCAR 2012-3 A3	Government Related	46
AMCAR 2012-5 A3	Government Related	11
AMCAR 2013-2 A3	Government Related	895
AMCAR 2013-3 A3	Government Related	441
AMCAR 2013-4 A3	Government Related	120
AMCAR 2014-2 A3	Government Related	195
AMOT 2012-5 A	Government Related	129
BAAT 2012-1 A4	Government Related	155
BMWLT 2013-1 A3	Government Related	21
BMWOT 2011-A A4	Government Related	68
BMWOT 2014-A A4	Government Related	100
CARMX 2011-2 A4	Government Related	123
CARMX 2012-1 A4	Government Related	61
CARMX 2012-2 A3	Government Related	68
CARMX 2012-3 A3	Government Related	18
CARMX 2012-3 A4	Government Related	524
CARMX 2013-1 A3	Government Related	30
CARMX 2013-2 A3	Government Related	815
CARMX 2014-3 A3	Government Related	524
FORDF 2010-3 A1 144A	Government Related	155
FORDF 2013-3 A1	Government Related	575
FORDL 2012-B A4	Government Related	91
FORDL 2013-A A4	Government Related	64
FORDL 2013-B A3	Government Related	100
FORDL 2014-B A4	Government Related	141
FORDO 2014-B A4	Government Related	100
HAROT 2011-3 A4	Government Related	161
HAROT 2012-1 A3	Government Related	20
HAROT 2013-2 A4	Government Related	290
HAROT 2013-3 A4	Government Related	422
HART 2011-B A4	Government Related	4
HART 2012-C A4	Government Related	50
HART 2013-A A4	Government Related	130
HART 2013-B A4	Government Related	650
HART 2013-C A3	Government Related	356
HART 2014-A A4	Government Related	384
HUNT 2012-1 A4	Government Related	236

Schedule I
COSTCO 401(k) RETIREMENT PLAN (Continued)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
MBALT 2013-A A4	Government Related	175
NAROT 2012-A A3	Government Related	21
NAROT 2012-B A3	Government Related	30
NAROT 2013-A A4	Government Related	534
NAROT 2013-C A3	Government Related	275
NMOTR 2012-A A	Government Related	336
TAOT 2011-B A4	Government Related	23
TAOT 2012-A A3	Government Related	5
TAOT 2012-A A4	Government Related	141
TAOT 2013-A A4	Government Related	100
TAOT 2013-B A4	Government Related	747
TAOT 2014-C A4	Government Related	64
VALET 2012-1 A3	Government Related	25
VALET 2013-1 A3	Government Related	43
VALET 2014-2 A4	Government Related	475
VWALT 2013-A A3	Government Related	491
VWALT 2014-A A4	Government Related	134
WOART 2012-A A3	Government Related	23
WOART 2012-A A4	Government Related	125
WOART 2013-A A4	Government Related	418
WOLS 2012-A A4	Government Related	14
WOLS 2014-A A4	Government Related	145
FHR 3913 FA	Government Related	46
FHR 4077 MF	Government Related	125
FNR 2006-4 PB	Government Related	32
FNR 2012-79 FM	Government Related	97
GNR 2004-47 QV	Government Related	50
GNR 2012-84 FH	Government Related	89
AMXCA 2014-2 A	Government Related	309
AMXCA 2014-3 A	Government Related	145
BACCT 2007 A1 A1	Government Related	406
CABMT 2014-1 A	Government Related	139
CCCIT 2013-A3 A3	Government Related	881
CCCIT 2013-A6 A6	Government Related	879
CCCIT 2014-A2 A2	Government Related	515
CCCIT 2014-A4 A4	Government Related	356
CHAIT 2013-A8 A8	Government Related	370
DCENT 2012-A3 A	Government Related	216
DCENT 2014-A3 A3	Government Related	350
DCENT 2014-A5 A	Government Related	479
DROCK 2013-1 A	Government Related	225
GEMNT 2010-2 A	Government Related	148
GEMNT 2011-2 A	Government Related	100
GEMNT 2012-2 A	Government Related	145
SYNCT 2014-1 A	Government Related	499
WFNMT 2010-A A	Government Related	835

Schedule I
COSTCO 401(k) RETIREMENT PLAN (Continued)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
BACM06-1 A4	Government Related	134
BACM 2006-2 A4	Government Related	46
BACM 2006-4 A4	Government Related	102
BSCMS 2005-PWR7 A3	Government Related	182
BSCMS 2005-PWR8 A4	Government Related	359
BSCMS 2006 PW12 A4	Government Related	315
BSCMS 2006-PW14 A4	Government Related	97
BSCMS 2007-T28 AAB	Government Related	39
CGCMT 2014-GC19 A1	Government Related	114
COMM 2006-C8 A4	Government Related	254
COMM 2012-CR3 A3	Government Related	95
COMM 2014-CR19 A1	Government Related	200
COMM 2014-CR20 A1	Government Related	107
COMM 2014-CR21 A1	Government Related	71
COMM 2014-LC17 A1	Government Related	71
COMM 2014-UBS4 A1	Government Related	89
COMM 2014-UBS6 A1	Government Related	175
CSMC 2006-C1 A4	Government Related	63
CSMC 2006 C4 A3	Government Related	136
DBUBS 2011-LC3A A2	Government Related	109
GSMS 2006-GG6 A4	Government Related	109
GSMS 2012-GC6 A2	Government Related	91
GSMS 2013-GC13 A1	Government Related	214
JPMBB 2013-C12 A1	Government Related	86
JPMBB 2013-C14 A1	Government Related	334
JPMBB 2014-C21 A1	Government Related	66
JPMBB 2014-C22 A1	Government Related	120
JPMBB 2014-C23 A1	Government Related	48
JPMCC 2005 LDP5 A4	Government Related	202
JPMCC 2006-CB14 A4	Government Related	143
JPMCC 2006-LDP7 A4	Government Related	195
JPMCC 2007-CB20 A4	Government Related	256
JPMCC 2007-LD12 A4	Government Related	136
JPMCC 2012-C8 A3	Government Related	89
JPMCC 2013-C13 A1	Government Related	206
LBUBS 2005-C5 A4	Government Related	145
LBUBS 2006-C1 A4	Government Related	436
LBUBS 2006-C6 A4	Government Related	248
MLCFC 2006-2 A4	Government Related	91
MLMT 2008-C1 A4	Government Related	109
MSBAM 2013-C11 A1	Government Related	475
MSBAM 2014-C14 A1	Government Related	50
MSBAM 2014-C16 A1	Government Related	46
MSC 2006-HQ9 A4	Government Related	91
MSC 2007-T27 A4	Government Related	241
WBCMT 2005-C20 A7	Government Related	179

Schedule I
COSTCO 401(k) RETIREMENT PLAN (Continued)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
WFRBS 2013-C16 A1	Government Related	105
WFRBS 2013-C17 A1	Government Related	139
WFRBS 2014-C19 A1	Government Related	365
WFRBS 2014-C23 A1	Government Related	43
WFRBS 2014-C24 A1	Government Related	45
WFRBS 2014-LC14 A1	Government Related	73
TIPS	Government Related	2,581
TIPS	Government Related	168
TIPS	Government Related	3,979
US TREASURY N/B	Government Related	10,387
US TREASURY N/B	Government Related	18,797
US TREASURY N/B	Government Related	14,179
Uninvested Cash	Cash	4
Metropolitan Life Insurance Company	Wrap	230
Monumental Life Insurance Company	Wrap	68
State Street Bank & Trust Company	Wrap	107
Costco Wholesale Corporation*	Common stock	3,481,433
Total investments		9,510,354

Notes receivable from participants	Interest rates of 4.25% to 11.50% maturing through December 2029	419,432

Money market fund		1,455
Total		$9,931,241
_________________________
* Indicates a party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COSTCO 401(k) RETIREMENT PLAN

June 15, 2015	By	/s/ PAT CALLANS
Date		Pat Callans Senior Vice President Costco Wholesale Corporation